

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 10, 2021

Michael Pollastro
Chief Executive Officer
Global Warming Solutions, Inc.
28751 Rancho CA RD, Suite 100
Temecula, CA 92590

> **Re: Global Warming Solutions, Inc.**
> **Amendment No. 3 to Registration Statement on Form 10-12G**
> **Filed May 25, 2021**
> **File No. 000-53170**

Dear Mr. Pollastro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form 10-12G Filed May 25, 2021

Item 1. Business
Business Strategy
Industry Overview, page 6

1. We note your response and amended disclosures in response to our prior comment 3, 4 and 5, and that you believe these comments are moot as you have shut down the website www.cbd.biz, transferred the asset from your ownership, and divested and discontinued all of your operations pertaining to CBD sales. However, your May 4, 2021 press release states otherwise where you state that Green Holistic Solutions, Inc., which according to your disclosure on page F-25 is the entity you transferred the website www.cbd.biz to, is your "Agricultural Subsidiary" that is operating in the "cannabis space" and is "currently revenuing." Your press release also states that you intend to spin-off Green Holistic Solutions, Inc., but that you will have a "majority

ownership" in Green Holistic Solutions, Inc. following the spin-off. However, there is no mention of this event in your registration statement or your most recent quarterly report on Form 10-Q. As a result, considering you appear to have transferred these assets to your majority-owned subsidiary, these comments continue to be applicable. Please revise or tell us why you believe you are not required to do so.

Description of Business
Patents, Trademarks, Trade Secrets and Other Intellectual Property, page 7

2. Your disclosure has been revised to refer to your patented turbine technology. If this technology is the same as what was described in your press releases dated May 11 and 26, 2021, please revise your disclosure to clarify who holds the patent to this technology and the terms of your licensing arrangement, as your press release suggests that you are licensing it from Dr. Yuri Abramov. File the license agreement as an exhibit to your registration statement or your next periodic report. Please also elaborate upon the seemingly related letter of intent you refer to on the same page to explain the purpose and terms of the letter of intent.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 24

3. Please clarify why the amount of your shares beneficially owned by Paul Rosenberg and Michael Hawkins were reduced in aggregate by 858,088 shares between now and when you filed your prior amendment on April 7, 2021. We were unable to locate the reason for these changes in your disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Carl G. Hawkins, Esq.